SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___x___   Form 40 F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No ___x___

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

On February 18, 2003, Michele Burger resigned from the positions of Secretary and General Counsel of the Company and the Board of Directors elected Elaine Whitbeck to such positions. Ms. Whitbeck also serves as Vice President and Associate General Counsel of Alcon Laboratories, Inc., a wholly owned subsidiary of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   February 21, 2003   By   /s/ Martin Schneider
                                         Name: Schneider, Martin
                                         Title: Attorney in Fact

Date   February 21, 2003   By   /s/ Stefan Basler
                                         Name: Basler, Stefan
                                         Title: Attorney in Fact